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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

Vyyo Inc.

(Name of Issuer)

Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

918458 20 9

(CUSIP Number)

Bruce P. Johnson
Vyyo Inc.
20400 Stevens Creek Blvd., 8th Floor
Cupertino, California 95014
Telephone (408) 863-2300

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

July 30, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)
(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 918458 20 9

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). Davidi Gilo

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

	7.	Sole Voting Power 5,562,658

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 0

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 5,562,658

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,562,658

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 43.4%

14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

The following statement on Schedule 13D (the “Statement”) with respect to the common stock, par value $.0001 per share (the “Common Stock”), of Vyyo Inc. (the “Issuer”) is being filed on behalf of Davidi Gilo.

ITEM 1.    SECURITY AND ISSUER

This Statement relates to the common stock, $.0001 par value per share, of the Issuer, Vyyo Inc. The Issuer’s principal executive offices are located at 20400 Stevens Creek Blvd., 8th Floor, Cupertino, CA 95014.

ITEM 2.    IDENTITY AND BACKGROUND

(a)  This Statement is being filed on behalf of Davidi Gilo.

(b)  The business address of Davidi Gilo is 20400 Stevens Creek Blvd., 8th Floor, Cupertino, CA 95014.

(c)  Davidi Gilo’s principal employment is with the Issuer where he currently is the Chairman of the Board and the Chief Executive Officer. The address of the Issuer is 20400 Stevens Creek Blvd., 8th Floor, Cupertino, CA 95014.

(d)-(e)  Davidi Gilo has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during such period, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship: United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 30, 2002, The Gilo Family Partnership, L.P. acquired 17,131 shares of Vyyo Inc. common stock in exchange for 430,452 ordinary shares of Shira Computers Ltd., an Israeli company (“Shira”), and the The Gilo Family Trust acquired 66,367 shares of Vyyo Inc. common stock, in exchange for 1,667,530 ordinary shares of Shira, in each case in connection with the acquisition of Shira by Vyyo Inc. Shira was a private company at the time of the acquisition, and Shira’s shares, including those held by Mr. Gilo’s affiliates, were valued by Vyyo Inc. at the time the acquisition agreement was signed at approximately $0.14 per share. Based on the average closing price of Vyyo’s common stock from May 12, 2002 to May 16, 2002, which includes two trading days subsequent to the public announcement of the acquisition, Vyyo’s common stock had a value of $3.24 per share at the time the acquisition agreement was signed. On July 30, 2002, the effective date of the acquisition, the closing price of Vyyo’s common stock was $2.55 per share.

On July 17, 2001, the Vyyo Inc. Board of Directors granted Mr. Gilo options to purchase 333,333 shares of Vyyo Inc. common stock at an exercise price of $3.30 per share. 25% of these options vested on January 17, 2002, and an additional 4.167% of these options vest at the end of each month thereafter for the following 18 months until fully vested. The options will terminate five years after the date of grant.

All of the other shares held by Mr. Gilo and his affiliated entities were purchased at various times prior to the initial public offering of Vyyo Inc.’s Common Stock effected in April 2000, or were acquired prior to, and were previously disclosed in, the Schedule 13D filed by Mr. Gilo on June 9, 2000.

ITEM 4.    PURPOSE OF THE TRANSACTION.

Davidi Gilo and his affiliated entities acquired the shares of common stock identified in this Statement for investment purposes and in connection with the acquisition of all of the ordinary shares of Shira by the Issuer. The options to purchase the Issuer’s common stock identified in this Statement were granted to Mr. Gilo by the Board of Directors of the Issuer in connection with Mr. Gilo’s employment with the Issuer. Davidi Gilo has no proposal or plan which would result in any of the transactions or events enumerated in paragraphs (a) through (j) of this Item 4. Notwithstanding the foregoing, Davidi Gilo reserves the right at any time or from time to time to acquire additional shares of the capital stock of the Issuer or to dispose of any shares of capital stock of the Issuer on terms deemed appropriate by Davidi Gilo.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of the date of this Statement, Davidi Gilo beneficially owns an aggregate of 5,562,658 shares of the Issuer’s common stock. This number represents 43.4% of the 12,478,429 shares of the Issuer’s common stock outstanding as of August 7, 2002, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2002 as filed with the Securities and Exchange Commission, plus 333,333 shares issuable upon exercise of options held by Mr. Gilo. Of the shares held by Mr. Gilo, (i) 4,520,699 shares are held by the Gilo Family Trust U/A/D 1/18/91, of which Mr. Gilo, his wife, Shamaya Gilo, and Robert K. Graifman are trustees; (ii) 345,000 shares are held by Mr. Gilo individually; (iii) 333,333 shares consist of options to purchase shares of common stock and are held by Mr. Gilo individually; (iv) 5,420 shares are held by Harmony Management, Inc., of which Mr. Gilo is the President and of which Mr. Gilo and his wife are the sole shareholders; (v) 18,206 shares are held by The Gilo Family Partnership, L.P., a California limited partnership of which Harmony Management, Inc. is the general partner and of which Mr. Gilo, Mrs. Gilo and three trusts for the benefit of Mr. and Mrs. Gilo’s children, Adi, Elad and Yael Gilo, are the limited partners; and (vi) 340,000 shares are held by the Gilo Family Foundation, a California not-for-profit corporation of which Mr. Gilo and Mrs. Gilo are trustees.

(b)  Mr. Gilo has sole voting and dispositive power with respect to all of 5,562,658 shares held by the Gilo Family Trust U/A/D 1/18/91, by Harmony Management, Inc., by The Gilo Family Partnership, L.P., by the Gilo Family Foundation, and by Mr. Gilo individually, subject to applicable community property laws.

(c)  On July 30, 2002, The Gilo Family Partnership, L.P. acquired 17,131 shares of Vyyo Inc. common stock in exchange for 430,452 ordinary shares of Shira Computers Ltd., an Israeli company (“Shira”), and the The Gilo Family Trust acquired 66,367 shares of Vyyo Inc. common stock, in exchange for 1,667,530 ordinary shares of Shira, in each case in connection with the acquisition of Shira by Vyyo Inc. Shira was a private company at the time of the acquisition, and Shira’s shares, including those held by Mr. Gilo’s affiliates, were valued by Vyyo Inc. at the time the acquisition agreement was signed at approximately $0.14 per share. Based on the average closing price of Vyyo’s common stock from May 12, 2002 to May 16, 2002, which includes two trading days subsequent to the public announcement of the acquisition, Vyyo’s common stock had a value of $3.24 per share at the time the acquisition agreement was signed. On July 30, 2002, the effective date of the acquisition, the closing price of Vyyo’s common stock was $2.55 per share.

On July 17, 2001, the Vyyo Inc. Board of Directors granted Mr. Gilo options to purchase 333,333 shares of Vyyo Inc. common stock at an exercise price of $3.30 per share. 25% of these options vested on January 17, 2002, and an additional 4.167% of these options vest at the end of each month thereafter for the following 18 months until fully vested. The options will terminate five years after the date of grant.

All of the other shares held by Mr. Gilo and his affiliated entities were purchased at various times prior to the initial public offering of Vyyo Inc.’s Common Stock effected in April 2000, or were acquired prior to, and were previously disclosed in, the Schedule 13D filed by Mr. Gilo on June 9, 2000.

(d)  No person other than Davidi Gilo has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer’s common stock owned or sold by Davidi Gilo, except that Shamaya Gilo, Mr. Gilo’s wife, has certain rights as a beneficiary of the Gilo Family Trust and as a shareholder of Harmony Management, Inc. and may have additional rights under applicable community property laws, and Mrs. Gilo and three trusts for the benefit of Mr. and Mrs. Gilo’s children, Adi, Elad and Yael Gilo, have certain rights as limited partners of the Gilo Family Partnership, L.P. In addition, the Gilo Family Foundation is a California not-for-profit corporation and has sole rights to receive any such dividends or proceeds, which may be distributed by the Foundation for certain charitable purposes only as permitted under Section 501(c)(3) of the Internal Revenue Code of 1986, as amended.

(e)  Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2002

Davidi Gilo

/S/ DAVIDI GILO

Signature